EXHIBIT 3.2


     Section 5 of the Company's Articles of Incorporation shall be amended and restated to read in its entirety as follows:


           5. The aggregate number of shares which the corporation shall have authority to issue is Fifty Million Nine Hundred Sixty-Six
Thousand Eight Hundred Fifty-Six (50,966,856) shares $.20 par value capital stock with a total par value of Ten Million One Hundred Ninety-Three Thousand Three Hundred Seventy-One Dollars
($10,193,371). The Board of Directors is hereby authorized to issue, from time to time, in whole or in part, such shares, with such full, limited, multiple or fractional or non-voting rights and with such designations, preferences, qualifications, privileges, limitations, options, conversion rights and other special rights as may be adopted by the Board of Directors in the resolution provided for the issue of such shares.